EXHIBIT 12
H. J. Heinz Company and Subsidiaries
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended

	May 3,	April 27,	April 28,	April 30,	May 1,
	2006	2005	2004	2003	2002
	(53 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)

Fixed Charges:
Interest expense(a)	$323,269	$238,069	$217,595	$229,682	$236,601
Capitalized interest	—	—	—	—	48
Interest component of rental expense	30,184	29,074	30,753	27,156	27,912

Total fixed charges	$353,453	$267,143	$248,348	$256,838	$264,561

Earnings:
Income from continuing operations before adjustments for minority interests in consolidated subsidiaries, income or loss from equity investees, and income taxes	$701,938	$999,425	$1,072,089	$795,687	$977,850
Add: Interest expense(a)	323,269	238,069	217,595	229,682	236,601
Add: Interest component of rental expense	30,184	29,074	30,753	27,156	27,912
Add: Amortization of capitalized interest	1,818	2,012	1,924	1,666	1,862

Earnings as adjusted	$1,057,209	$1,268,580	$1,322,361	$1,054,191	$1,244,225

Ratio of earnings to fixed charges	2.99	4.75	5.32	4.10	4.70

(a)	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.